SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: November 14, 2024

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from October 1, 2024 to October 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2024

[This is a translation of the Share Buyback Report for the period from October 1, 2024 to October 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 14, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of October 31, 2024)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)	250,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

October 1

October 2

October 3

October 4

October 7

October 8

October 9

October 10

October 11

October 15

October 16

October 17

October 18

October 21

October 22

October 23

October 24

October 25

October 28

October 29

October 30

October 31

	697,500 3,630,300 718,700 477,100 921,000 710,000 441,700 403,600 630,200 535,600 464,800 386,300 658,800 424,500 446,200 471,400 391,400 445,700 550,000 479,600 1,025,000 499,000

1,962,257,499

9,980,314,029

1,997,747,822

1,326,414,717

2,654,953,621

1,994,321,343

1,247,965,443

1,139,764,018

1,787,629,479

1,511,307,608

1,289,310,300

1,070,053,704

1,795,957,578

1,154,208,241

1,202,006,801

1,260,508,892

1,049,265,746

1,179,724,711

1,480,475,370

1,298,982,499

2,818,356,195

1,358,869,215

Total	― 15,408,400	42,560,394,831
Total number of shares repurchased as of the end of the reporting month	88,756,400	237,071,055,777
Progress of the repurchase (%)	59.17	94.83

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.

2.	Status of Disposition

(as of October 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) October 11 October 15 October 16 October 17 October 21 October 29	21,500 2,500 105,000 8,000 1,500 1,500	49,111,805 5,710,675 239,848,350 18,274,160 3,426,405 3,426,405
Total	―	140,000	319,797,800
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	140,000		319,797,800

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of October 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,243,097,945
Number of treasury stock	223,706,505

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